

December 29, 2020

David Garfinkle
Chief Financial Officer
CoreCivic, Inc.
5501 Virginia Way
Brentwood, TN 37027

  Re: CoreCivic, Inc.
  Form 10-K for the year ended December 31, 2019
  Filed February 20, 2020
  Form 10-Q for the quarter ended September 30, 2020
  Filed November 5, 2020
  File No. 001-16109

Dear Mr. Garfinkle:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction